June 19, 2020	100 University Avenue, 8th floor
Toronto ON, M5J 2Y1
www.computershare.com
To: All Canadian Securities Regulatory Authorities

Subject: THE REAL BROKERAGE INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :		Annual General and Special Meeting
Record Date for Notice of Meeting :		July 16, 2020
Record Date for Voting (if applicable) :		July 16, 2020
Beneficial Ownership Determination Date :		July 16, 2020
Meeting Date :		August 20, 2020
Meeting Location (if available) :		Toronto ON
Issuer sending proxy related materials directly to NOBO:		No
Issuer paying for delivery to OBO:		Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders		No
NAA for Registered Holders		No

Voting Security Details:
Description	CUSIP Number		ISIN
COMMON SHARE	75585H107		CA75585H1073

Sincerely,

Computershare

Agent for THE REAL BROKERAGE INC.